April 15, 2020

Ann Hand
President and Chief Executive Officer
Super League Gaming, Inc.
2906 Colorado Ave.
Santa Monica, California 90404

       Re: Super League Gaming, Inc.
           Registration Statement on Form S-3
           Filed April 10, 2020
           File No. 333-237626

Dear Ms. Hand:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Jessica R. Sudweeks, Esq.